Exhibit 8.1

SUBSIDIAIRES OF AGM GROUP HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation
AGM Technology Limited	Hong Kong, People’s Republic of China
AGM Software Service LTD	British Virgin Islands
AGM Tianjin Construction Development Co., Ltd. 天津安高盟建设发展有限公司.	People’s Republic of China
Beijing AnGaoMeng Technology Service Co., Ltd. 北京安高盟科技服务有限公司	People’s Republic of China
AGM Tianjin International Financial Leasing Co. Ltd. 安高盟（天津）国际融资租赁有限公司	People’s Republic of China